OMB Approval
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response...... 12.00

SECURIT  04019725 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/03____ AND ENDING____12/31/03____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Medallion Investment Services, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 Governor Ritchie Highway, Suite 25
                                    (No. and Street)

Severna Park, MD 21146
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cvach.   _(410) 544-8400_
                                                (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
            (Name- if individual, state last, first, middle name)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC   20036
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____John Cvach_____ , swear (or affirm)
that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the
firm of _____Medallion Investment Services, Inc._____ , as of __December 31, 2003,__ are true
and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any
proprietary interest in any account classified solely as that of customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MEDALLION INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  Medallion Investment Services, Inc.
Severna Park, MD

We have audited the accompanying statements of financial condition of Medallion Investment Services, Inc., at December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of, Medallion Investment Services, Inc. at December 31, 2003, and the results of its operations for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Batdorf & Company, P.C.

February 24, 2004

MEDALLION INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 431,886
Commissions Receivable	363,825
Deposits with NASD	3,113
Receivable from Affiliates	110
Other Receivables	3,062
Total Assets	$ 801,996

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions Payable	$ 411,562
Representatives Fees Collected in Advance	20,970
Payable to Affiliates	61,899
Income Tax Payable	2,126
Accounts Payable	1,885
Total Liabilities	498,442
Stockholder's Equity	
Common Stock ($1 Par Value 2,000,000 Shares Authorized, 110,000 Shares Issued and Outstanding)	110,000
Retained Earnings	193,554
Total Stockholder's Equity	303,554
Total Liabilities and Stockholder's Equity	$ 801,996

See accompanying Notes to Financial Statements.

MEDALLION INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions	$ 5,673,499
Representatives Fees	149,463
Interest	1,605
Other	487
Total Revenues	5,825,054
Expenses	
Representatives Commissions	5,073,284
Expense Reimbursements to Parent	599,332
Occupancy and Equipment Costs	14,062
Professional Fees	27,176
Fees and Taxes, Other Than Income Taxes	40,416
Office and Other Operating Expenses	11,844
Total Expenses	5,766,114
Income Before Provision for Income Taxes	58,940
Income Tax Expense	13,396
Net Income	$ 45,544

See accompanying Notes to Financial Statements.

MEDALLION INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$ 110,000	$ 148,010	$ 258,010
Net Income For the Year Ended December 31, 2003	-	45,544	45,544
Balance, December 31, 2003	$ 110,000	$ 193,554	$ 303,554

See accompanying Notes to Financial Statements.

MEDALLION INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities	
Net Income	$ 45,544
(Increase)/Decrease in Assets	
Commissions Receivable	(113,806)
Deposits	13,598
Receivable from Affiliates	8,427
Other Receivables	(622)
Increase/(Decrease) in Liabilities	
Accounts Payable	350
Commissions Payable	178,677
Payable to Affiliates	2,008
Income Tax Payable	-
Fees collected in advance	1,850
Net Cash Provided by Operating Activities	136,026
Cash at Beginning of Year	295,860
Cash at End of Year	$ 431,886

See accompanying Notes to Financial Statements.

NOTE 1 - ORGANIZATION

Medallion Investment Services, Inc. (the Company), a Maryland corporation, was formed for the purpose of operating a broker-dealer in securities. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). On November 23, 1998, the NASD granted the Corporation permission to commence broker-dealer operations. The Corporation is a wholly owned subsidiary of TMG Holding Company, Inc (TMG).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of amounts on deposit with established federally insured financial institutions in checking, savings, and liquid investment accounts. Total cash on deposit at December 31, 2003, and during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is included in the consolidated tax return filed by TMG Holding Company, Inc. Tax liabilities or benefits, if any, are allocated proportionately among the consolidated group,

(Continued)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an agreement with TMG whereby TMG is required to incur, without right of reimbursement, substantially all of the operating costs of the company including, but not limited to, personnel costs, office space and income taxes. The Company Is financially dependent upon the financial capacity of TMG to provide the resources necessary to operate. During the year the Company paid $599,332 to TMG to offset these costs. Management believes this amount is sufficient reimbursement for these costs.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2003, was 1.94 to 1. At December 31, 2003, the Company had net capital of $257,438 which was $224,208 in excess of its required net capital of $33,230.

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii).

NOTE 6 - REPRESENTATIVE'S FEES COLLECTED IN ADVANCE

The Company collects certain fees relating to state and NASD registration and errors and omissions insurance premiums owned by its representatives in advance of when the fees are due.

MEDALLION INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

AT DECEMBER 31, 2003

Total Stockholders' Equity		$ 303,554
Deductions and/or Charges		
Non-Allowable Assets		
Non-Allowable Commissions Receivable		
12B-1 Fees Receivable	290,720	
Commission Payable on 12B-1 Fees Receivable	(261,648)	29,072
Deposits		3,113
Receivable from Affiliates		110
Other Receivables		3,062
Net Capital before Haircuts		268,197
Haircuts		10,759
Net Capital		$ 257,438

MEDALLION INVESTMENT SERVICES, INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AT DECEMBER 31, 2003

Minimum Net Capital Required	$ 33,230
Minimum Dollar Net Capital Requirement	$ 25,000
Net Capital Requirement	$ 33,230
Excess Net Capital at 1500%	$ 224,208
Excess Net Capital at 1000%	$ 207,594

COMPUTATION OF AGGREGATE INDEBTEDNESS

A.I. Liabilities	
Commissions Payable	$ 411,562
Representatives Fees Collected in Advance	20,970
Payable to Affiliates	61,899
Income Tax Payable	2,126
Accounts Payable	1,885
Total A.I. Liabilities	$ 498,442
Percentage of Aggregate Indebtedness to Net Capital	194%

MEDALLION INVESTMENT SERVICES, INC.

STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)

AT DECEMBER 31, 2003

The differences existing between the computation of net capital and net capital requirements under rule 15c3-1 in this report and such computations in the respondent's most recent unaudited filing were as follows:

Net Capital per Unaudited Filing	$ 184,548
Decrease in allowable receivable	(2,730)
Decrease in Non-allowable Receivable	2,346
Decrease in Unearned Income	83,622
Increase in taxes payable	(10,348)
Net Capital per Audit Report	$ 257,438

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
  Medallion Investment Services, Inc.
Severna Park, MD

Gentlemen:

In planning and performing our audit of the financial statements of Medallion Investment Services, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission(SEC) we made a study of the practices and procedures followed by The Company including test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17-a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Bartlof & Company, P.C.

February 24, 2004